
MAX

2026
EARNINGS REPORT

Q1

wallbox


1
CCS

2026
EARNINGS REPORT



Enric Asunción

Co-Founder &
Chief Executive Officer



Isabel López Trujillo

Chief Financial Officer



Michael Wilhelm

Investor Relations

Disclaimer

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this presentation other than statements of historical fact should be considered forward-looking statements, including, without limitation, statements regarding Wallbox's future operating results and financial position, including with respect to expected completion of and benefits from our debt restructuring agreements, growth, profitability and cost optimization, market dynamics and projections, and business strategy and plans.

The words "anticipate," "believe," "can," "continue," "could," "estimate," "expect," "focus," "forecast," "intend," "likely," "may," "might," "plan," "possible," "potential," "predict," "project," "should," ""target," will," "would" and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox's history of operating losses; risk related to the restructuring plan, including the pending court approval and the potential for delays or Wallbox's inability to achieve projected operating improvements; the adoption and demand for electric vehicles including the success of alternative fuels, changes to rebates, legislation, tax credits and the impact of government incentives or reduction thereof; political and economic uncertainty and macroeconomic factors, such as impacts from tariffs and trade barriers, geopolitical conflicts, consumer spending, inflation and foreign exchange rates; the accuracy of Wallbox's forecasts and projections including those regarding its market opportunity; competition; risks related to losses or disruptions in Wallbox's supply or manufacturing partners; impacts resulting from geopolitical conflicts; risks related to macro-economic conditions and inflation; Wallbox's reliance on the third-parties outside of its control; risks related to Wallbox's technology, intellectual property and infrastructure; executive orders and regulatory changes under the U.S. political administration and uncertainty therefrom, as well as the other important factors discussed under the caption "Risk Factors" in Wallbox's Annual Report on Form 20-F for the fiscal year ended December 31, 2025, as such factors may be updated from time to time in its other filings with the Securities and Exchange Commission (the "SEC"), accessible on the SEC's website at www.sec.gov and the Investor Relations section of Wallbox's website at investors.wallbox.com. Any such forward-looking statements represent management's estimates as of the date of this press release. Any forward-looking statement that Wallbox makes in this press release speaks only as of the date of such statement. Except as required by law, Wallbox disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

This presentation includes measures not calculated in accordance with the International Financial Reporting Standards ("IFRS"). See the slides at the end of this presentation for additional information and a reconciliation of these non-IFRS measures. Reconciliations of the forward-looking non-IFRS measures to the most directly comparable IFRS measures cannot be provided without unreasonable efforts and are not provided herein because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations and certain other items reflected in our reconciliation of historical non-IFRS measures, the amounts of which could be material.

Unless otherwise indicated, information contained in this presentation concerning Wallbox's industry and the markets in which it operates, including its general expectations, market position and market opportunity, is based on its management's estimates and research, as well as industry and general publications and research, surveys and studies conducted by third parties. While Wallbox believes the information from these third-party publications, research, surveys and studies is reliable, it does not guarantee the accuracy or completeness of such information, and Wallbox has not independently verified this information. Management's estimates are derived from publicly available information, their knowledge of the company's industry and their assumptions based on such information and knowledge, which they believe to be reasonable. This data involves a number of assumptions and limitations which are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in Wallbox's periodic reports filed with the SEC under the caption "Risk Factors." These and other factors could cause Wallbox's future performance and market expectations to differ materially from its assumptions and estimates.

Q1 2026

Highlights

Q1 Revenue

€29.7M

30,000 AC units sold

79 DC units sold

Q1 Gross Margin[1]

37.3%

Impacted by product mix

Q1 Labour costs & OPEX

31%

Decrease YoY

€6.0M

Adjusted EBITDA loss[2]



1. See slide 16 for definitions
2. This is a non-IFRS measure. Please see slide 13 for a reconciliation of this financial measure to the most comparable IFRS metric

Q1 2026

Revenues by Geography



North America
€6.7M / 23%[1]

Europe
€22.6M / 76%[1]

LATAM
€387k / 1%[1]

APAC
€6k / 0%[1]

1. As percentage of revenue

Q1 2026

Revenues by Product



AC Sales

€21.1M / 71%[1]



DC Sales

€2.5M / 8%[1]



Software, Services & Others

€6.1M / 21%[1]


71%
8%
21%

1. As percentage of revenue

Q1 2026

Market Overview

EVs Sold in Key Markets[1]



+23% YoY
ROW
EU
NA
1.69
1.94
2.11
2.11
2.08
0.3
0.4
0.5
0.5
0.6
0.9
1.1
1.0
1.3
1.2
0.4
0.5
0.6
0.3
0.3
Q1 2025
Q2 2025
Q3 2025
Q4 2025
Q1 2026

+ North American EV market remains soft but market decline slowed down
+ European EV market continues to grow, but slower in Q1 2026
+ EV transition continues to progress, but Wallbox focused on lean organisation to better respond to regional volatility

1. Rho Motion EV Charging Database – Mid April 2026 – In Millions

Q1 2026

Financial Review

Q1 Revenue

€29.7M

Impacted by customer order delays pending visibility on capital structure

Q1 Labor Costs & OPEX

€17.1M

31% YoY improvement

Q1 Gross Margin[1]

37.3%

Negative impact from product mix

Q1 Adjusted EBITDA Loss[2]

€6.0M

23% YoY improvement as operational efficiency continues to be reflected



1. See slide 16 for definitions
2. This is a non-IFRS measure. Please see slide 13 for a reconciliation of this financial measure to the most comparable IFRS metric

Q1 2026

Key Financial Metrics



€7.6M[1]

Q1 Cash And Cash Equivalents And Financial Investments

Continuous cash burn reduction and positive cash impact from working capital

€168M

Q1 Loans and Borrowings

Signed refinancing plan and secured €11 million of interim financing

€40.3M

Q1 Consolidated Inventory

37% YoY reduction for the quarter, extracting additional cash for operations

€0.3M

Q1 Capex

Persist with innovation with minimal CAPEX spending

1. €11 million of interim financing not included in the Q1 reported Cash And Cash Equivalents And Financial Investments

Closing Thoughts


wallbox
wallbox

I Operational efficiency improvements supporting path to profitability

II Signed the refinancing plan to improve financial position and improve long-term visibility

III Re-accelerating growth by investing in sales & service and introduction of new products

Q2 Expected Revenue Range	Q2 Expected Gross Margin[1]	Q2 Expected Adjusted EBITDA[2]
€33M-36M	38%-40%	€(5)M-(3)M

1. See slide 16 for definitions
2. This is a non-IFRS measure. Please see slide 13 for a reconciliation of this financial measure to the most comparable IFRS metric

Q&A



wallbox

Financial Overview

Consolidated Statement of Profit or Loss[1]

Unaudited, in € 000's

	YEAR ENDED		QUARTER ENDED		
	2025	**2024**	**Q1 2026**	**Q4 2025**	**Q1 2025**
Revenue	145,120	163,943	29,700	33,708	37,642
Change in inventories and raw materials and consumables used	(89,582)	(107,920)	(18,626)	(21,146)	(23,284)
Gross Profit	**55,538**	**56,023**	**11,074**	**12,562**	**14,358**
Employee benefits	(51,561)	(71,488)	(9,130)	(11,277)	(14,975)
Other operating expenses	(42,701)	(54,089)	(7,996)	(10,812)	(10,011)
Amortization and depreciation	(34,189)	(37,873)	(5,668)	(4,416)	(10,204)
Impairment of assets	(26,755)	(26,415)	-	(30,492)	1,194
Net other income	374	25	12	506	22
Operating Loss	**(99,294)**	**(133,817)**	**(11,708)**	**(43,929)**	**(19,616)**
Financial income	533	1,945	7	137	207
Financial expense	(17,920)	(23,680)	(5,043)	(4,886)	(3,489)
Change in fair value derivative warrant liabilities	1,910	1,081	43	274	681
Foreign exchange gains/(losses)	11,663	(4,044)	(2,528)	(184)	3,876
Financial Results	**(3,814)**	**(24,698)**	**(7,521)**	**(4,659)**	**1,275**
Loss before Tax	**(103,108)**	**(158,515)**	**(19,229)**	**(48,588)**	**(18,341)**
Income tax credit	(87)	6,723	(129)	747	(73)
Loss for the Period	**(103,195)**	**(151,792)**	**(19,358)**	**(47,841)**	**(18,414)**

1. See slide 16 for definitions

Reconciliation[1]

Unaudited, in € 000's

	YEAR ENDED		QUARTER ENDED		
	2025	2024	Q1 2026	Q4 2025	Q1 2025
Loss for the Period	**(103,195)**	**(151,792)**	**(19,358)**	**(47,841)**	**(18,414)**
Income tax credit	87	(6,723)	129	(747)	73
Amortization and depreciation	34,189	37,873	5,668	4,416	10,204
Financial income	(533)	(1,945)	(7)	(137)	(207)
Financial expenses	17,920	23,680	5,043	4,886	3,489
Change in fair value of derivative warrant liabilities	(1,910)	(1,081)	(43)	(274)	(681)
Foreign exchange gains/(losses)	(11,663)	4,044	2,528	184	(3,876)
EBITDA	**(65,105)**	**(95,944)**	**(6,040)**	**(39,513)**	**(9,412)**
Share based payment expenses	1,746	2,836	96	602	557
Other items	(374)	(25)	(12)	(506)	(22)
One-time expenses	7,450	6,123	(23)	1,662	2,289
Other non-cash expenses	67	712	-	-	26
Impairment of assets	26,755	26,415	-	30,492	(1,194)
Adjusted EBITDA	**(29,461)**	**(59,883)**	**(5,979)**	**(7,263)**	**(7,756)**

1. See slide 16 for definitions

Financial Overview

Cash & Cash Equivalents

Unaudited, in € 000's

	QUARTER ENDED 31 MARCH		YEAR ENDED 31 DECEMBER	
	2026	2025	2025	2024
Cash and cash equivalents	2,496	35,582	4,446	20,036
Financial Investments (1)	5,116	5,053	5,133	25,578
Cash, cash equivalents and Financial Investments	**7,612**	**40,635**	**9,579**	**45,614**

1. Financial Investments are included in Other Current Financial Assets

Investments and Loans & Borrowings

Unaudited, in € 000's

	QUARTER ENDED 31 MARCH		YEAR ENDED 31 DECEMBER	
	2026	2025	2025	2024
Investments in Property, plant and equipment and Intangible Assets				
Property, plant and equipment	89	335	619	3,114
Intangible assets - excluding R&D (salaries capitalized)	232	378	1,367	6,790
Total Investments in Property, plant and equipment and Intangible Assets	**321**	**713**	**1,986**	**9,904**
Non-Current Liabilities – Loans and Borrowings	44,031	66,762	54,764	66,659
Current Liabilities – Loans and Borrowings	124,218	132,636	109,902	131,810
Total Loans and Borrowings	**168,249**	**199,398**	**164,666**	**198,469**

Definitions and Disclosures

1 "EBITDA" is defined as loss for the period before income tax credit, financial income, financial expenses, amortization and depreciation, change in fair value of derivative warrants, and foreign exchange gains/(losses).

2 "Adjusted EBITDA" is defined as EBITDA for the period further adjusted to take into account the impact of certain non-cash and other items that we do not consider in our evaluation of our ongoing operating performance. These non-cash and other items include, but not are limited to: share based payment plan expenses, certain one-time expenses related to a reduction in workforce initiated in January 2023, certain non-cash expenses related to the ESPP plan launched in January 2023, any negative goodwill arising from business combinations, impairment of assets and other items outside the scope of our ordinary activities.

3 Operating loss consists of Wallbox's revenue and net other income less changes in inventories and raw materials and consumables used, employee benefits, other operating expenses, impairment of assets, and amortization and depreciation.

4 Wallbox's revenue consists of retail sales, sales from distributors, resellers and installer customers of charging solutions for EVs, which includes electronic chargers and other services.

5 Gross Margin is defined as revenue less changes in inventory, raw materials and other consumables used divided by revenue.

6 Other operating expenses primarily consist of professional services, marketing expenses, external temporary workers expense, delivery expense, insurance premiums and other expenses, including leases of machinery with lease terms of 12 months or less and leases of office equipment with low value, including IT equipment.

Thank you
Gracias
Danke
谢谢

Web
www.investors.wallbox.com

Contact
investors@wallbox.com

Twitter @wallboxchargers
Facebook Wallbox
LinkedIn Wallbox
Instagram @wallboxcharger